Exhibit 21

Subsidiaries of China Golden Dragon Travel Group

Name of Subsidiary	Jurisdiction of Organization	% Owned
Touchstone Industry Group Limited	BVI	100%
Wellcare International Limited	Hong Kong	100%
Beijing Rong ChuanRui Travel Consulting Co., Ltd.	PRC	100%
Nanjing Qianjiu Enterprise Management and Consulting Co., Ltd.	PRC	100%
Tianjin Longhai Longjia Enterprise Management and Consulting Co., Ltd.	PRC	100%
Tianjin Golden Dragon Sky Travel Co., Ltd.	PRC	100%
Tianjin Golden Dragon Int’l Travel Service Co., Ltd.	PRC	100%
Nanjing Feiyu Travel Service Co., Ltd.	PRC	100%